UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

Date: September 24, 2026

Commission File Number: 333-286828

SES

(Translation of registrant’s name into English)

Château de Betzdorf

L-6815 Betzdorf

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Explanatory Note

On September 23, 2026, SES (the “Company”) issued a press release announcing an interim dividend to be paid in October 2026. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

On September 23, 2026, the Company issued a press release announcing the appointment of Michel Scholer to the Company’s Board of Directors. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press Release, dated September 23, 2026

99.2	Press Release, dated September 23, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SES

(Registrant)

Date: September 24, 2026	By:	/s/ Aaron Shourie
	Name:	Aaron Shourie
	Title:	Chief Legal Officer